UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2004

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.

(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1776 W. March Lane, Suite 250	**95207**
Stockton, California	(Zip Code)
(Address of principal executive offices)	

(209) 926-3300
(Registrant's telephone number, including area code)

Item 7. Financial Statements and exhibits

On February 19, 2004, Pac-West Telecomm, Inc. issued a press release announcing its results for the quarter and year ended December 31, 2003. A copy of the press release is attached hereto as Exhibit 99.1.

Item 12. Results of Operations and Financial Condition.

(c) Exhibits.

99.1   Press Release, dated as of February 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: February 18, 2004

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
Vice President of Finance

INDEX TO EXHIBITS

99.1   Press Release, dated February 19, 2004.
